TRANSMERIDIAN EXPLORATION INC.


September 26, 2002

Securities and Exchange Commission
450 Fifth Street NW.
Washington, D. C. 20549


Atten: Mr. John Mahon


We wish to withdraw the following SB2 Registration Statement filed on September 19, 2002.


COMPANY:       TRANSMERIDIAN EXPLORATION INC
FORM TYPE:     SB-2                 NUMBER OF DOCUMENTS: 2
RECEIVED DATE: 19-Sep-2002 08:05    ACCEPTED DATE:       19-Sep-2002 08:06
FILING DATE:   19-Sep-2002 08:05
TEST FILING:   NO                   CONFIRMING COPY:     NO

ACCESSION NUMBER: 0001157523-02-001052

FILE NUMBER(S):
   1. 333-99763



REGISTRANT(S):

   1. CIK:        0001132645
      COMPANY:    TRANSMERIDIAN EXPLORATION INC
      FORM TYPE:  SB-2
      FILE NUMBER(S):
         1. 333-99763

Thank you,


/s/ J. W. Tucker
Jim W. Tucker, Vice President, Finance

397 N Sam Houston Pkwy, Suite 300             Tel. 281-999-9091 Fax 281-999-9094
Houston, Texas 77060

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